Recoup Fitness- We Funder.mp4 (2m 24s)
2 speakers (Speaker 1, Brandon)

[0:00:01] Speaker 1: As a lifelong athlete, I'm no stranger to injuries. I've tried all the typical recovery methods, none of which provided the relief I was looking for. Due to the lack of innovation in sports recovery, I decided to take action. Two years ago in my parents' basement, I created an $8.00 prototype of our cold massage roller. As of today, we've manufactured and shipped thousands of units, and with your help, we can make millions of people feel better. Whether you're an elite athlete or someone who just loves to go out and play with their kids, I would like to ask you one question: Where do you hurt right now? Odds are you have an answer to this question. Wouldn't it be nice if there was a single product to help recover from all these injuries? The answer is the Recoup Cold Massage Roller, where ice meets massage. To use this product, simply unscrew the lower handle, place the ball in the freezer for two hours, and you are ready for six hours of cold relief. We're in a position that many businesses would envy. Everybody needs a product like ours. I'd like to show you a few of the markets where we're already seeing success. CrossFit has grown year over year by 166% with millions of people participating across the world. The injury rate is the highest of any activity at 73.5%. Over 50% of CrossFitters have a household income of over $150,000 per year. There are 60.7 million runners in the US alone. The injury rate for runners is 37% to 58%. The most common injuries are shin splints, pulled hamstrings, and plantar fasciitis. According the US National Library of Medicine, 10% of the population will suffer from plantar fasciitis during their lifetime. This debilitating injury stops people from working, and even performing the simple act of walking. We provide a cost effective solution that lasts.

[0:01:55] Brandon: My name is Brandon Marshall, linebacker for the Denver Broncos. I use Recoup Cold Roller all the time and I think the beautiful thing about it is it's not just for professional athletes. It for everybody. I use it personally because it helps me get from practice to practice, from game to game, and I think it impacts my success in a good way. [0:02:13]